March 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	John Stickel
J. Nolan Mcwilliams

Re:	Blue Hat Interactive Entertainment Technology
Amendment No. 1 to Registration Statement on Form F-1
Filed March 18, 2019
File No. 333-230051

Ladies and Gentlemen:

Blue Hat Interactive Entertainment Technology (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 22, 2019 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

If the Staff would like hard copies of the Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against Amendment No. 1 to Registration Statement on Form F-1 as filed with the Commission on March 18, 2019, please so advise and we would be happy to provide such copies.

Amendment No. 1 to Form F-1

Description of Share Capital and Governing Documents, page 94

1.	We note that Section 164 of your Amended and Restated Memorandum of Association includes a fee-shifting provision. Please include disclosure about the fee-shifting provision, including the following matters: (1) the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws; (2) the level of recovery required by the plaintiff to avoid payment; and (3) who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

In addition, add risk factor disclosure regarding how the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders. To the extent the provision applies to claims under the federal securities laws, clarify in the risk factor whether you intend to apply the fee-shifting provision to potential claims in the current offering.

Company Response: The Company acknowledges the Staff’s comment and respectfully confirms that Section 164, entitled “Claims Against the Company”, has been removed from the Company’s Amended and Restated Memorandum of Association. The Company has filed the revised Amended and Restated Memorandum of Association as Exhibit 3.2 to the Registration Statement as filed with the Commission on the date hereof.

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If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-59-2228-0081 or by e-mail at sean@bluehatgroup.net or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Xiaodong Chen

Xiaodong Chen, Chief Executive Officer and Director

cc:

Clayton E. Parker, K&L Gates LLP

Louis Taubman, Hunter Taubman Fischer & Li LLC